Exhibit 99.1

Luckin Coffee Inc. Announces Unaudited First Half of 2021 Financial Results

Net Revenues Increased Over 106% Resulting from Higher Net Selling Prices and Increase in Items Sold

Achieved 16% Store Level Profit Margin In the First Half Year of 2021

BEIJING, October 21, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the six months ended June 30, 2021. As a result of the COVID-19 pandemic, the Company’s business and financial performance in the first half year of 2020 were materially adversely affected. The Company cautions investors to take this into account when comparing and evaluating period-over-period growth metrics.

COMPANY STATEMENT

“This earnings announcement is an important milestone as it enables us to return to normalized financial reporting,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “I am pleased with the overall performance we achieved in the first half of 2021. In particular, it is worth noting that substantial revenue growth was driven by an increase in average revenue per self-operated store. Several factors contributed to our strong performance. We further improved our brand recognition, increased customer retention and order frequency, successfully introduced new products and achieved higher net selling prices. Furthermore, we strategically expanded our Luckin Partnership stores in mostly lower-tier cities in China. Additionally, our technology driven business model and favorable cost structure enabled us to enhance store level profitability and results of operations.”

Dr. Guo added, “Today, with a refreshed Board of Directors and leadership team, as well as the execution of our strategy to focus on our core coffee business and deliver sustainable growth and profitability, we are well-positioned to drive meaningful long-term value for our shareholders, and continue to provide outstanding products and services to our customers.”

FIRST HALF YEAR 2021 HIGHLIGHTS1

•	Total net revenues in the first half year were RMB3,182.5 million (US$492.9 million), representing an increase of 106.0% from RMB1,544.5 million in the same half of 2020.

•	Revenues from product sales in the first half year were RMB2,741.3 million (US$424.6 million), representing an increase of 89.3% from RMB1,448.2 million in the same half year of 2020.

•	Revenues from partnership stores in the first half year were RMB441.2 million (US$68.3 million), representing an increase of 357.8% from RMB96.4 million in the same half year of 2020.

•	Same-store sales growth for self-operated stores in the first half year was 82.7%, compared to negative 20.3% in the same half year of 2020.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

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•	Average monthly transacting customers in the first half year were 10.5 million, representing an increase of 35.1% from 7.8 million in the same half year of 2020.

•	Total number of stores was 5,259 as of the end of the first half year, including 4,018 self-operated stores and 1,241 partnership stores. Self-operated stores decreased by 5.8% from 4,267 stores as of the end of the same half year of 2020 and partnership stores increased by 50.6% from 824 partnership stores as of the end of the same half year of 2020.

•	Store level operating profit – self operated stores in the first half was RMB417.3 million (US$64.6 million) with store level operating profit margin of 16.3%, compared to a store level operating loss – self operated stores of RMB531.4 million with store level operating loss margin of 39.2% in the same half year of 2020.

FIRST HALF YEAR OF 2021 UNAUDITED FINANCIAL RESULTS

Total net revenues were RMB3,182.5 million (US$492.9 million) in the first half of 2021, representing an increase of 106.0% from RMB1,544.5 million in the first half of 2020. Net revenues growth was primarily driven by the increased average selling price for the Company’s products, the increase in the number of monthly transacting customers and the number of products sold.

•	Revenues from product sales were RMB2,741.3 million (US$424.6 million) in the first half of 2021, representing an increase of 89.3% from RMB1,448.2 million in the first half of 2020.

•	Net revenues from freshly brewed drinks were RMB2,422.2 million (US$375.1 million), representing 76.1% of total net revenues in the first half of 2021, compared to RMB1,248.1 million, or 80.8% of total net revenues, in the first half of 2020.

•	Net revenues from other products were RMB176.5 million (US$27.3 million), representing 5.5% of total net revenues in the first half of 2021, compared to RMB129.4 million, or 8.4% of total net revenues, in the first half of 2020.

•	Net revenues from others were RMB142.6 million (US$22.1 million), representing 4.5% of total net revenues in the first half of 2021, compared to RMB70.7 million, or 4.6% of total net revenues, in the first half of 2020.

•	Revenues from partnership stores were RMB441.2 million (US$68.3 million) in the first half of 2021, representing 13.9% of total net revenues, which is an increase of 357.8% compared to RMB96.4 million, or 6.2% of total net revenues, in the first half of 2020. For the first half of 2021, revenues from partnership stores included sales of materials of RMB269.3 million (US$41.7 million), sales of equipment of RMB82.6 million (US$12.8 million), profit sharing of RMB42.0 million (US$6.5 million) and other of RMB47.3 million (US$7.3 million).

Total operating expenses were RMB3,594.0 million (US$556.6 million) in the first half of 2021, representing an increase of 13.0% from RMB3,180.4 million in the first half of 2020. The increase in operating expenses was in line with the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 112.9% in the first half of 2021 from 205.9% in the first half of 2020, mainly driven by increased economies of scale and the Company’s technology-driven operations.

•	Cost of materials were RMB1,299.7 million (US$201.3 million) in the first half of 2021, representing an increase of 54.1% from RMB843.1 million in the first half of 2020, in line with the increase in the number of products sold.

•	Store rental and other operating costs were RMB887.9 million (US$137.5 million) in the first half of 2021, representing a decrease of 0.3% from RMB890.7 million in the first half of 2020, mainly due to the decrease in store rental costs from the closure of certain stores, which was offset by increases in payroll cost and utilities as a result of the rise in sales volume.

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•	Depreciation and amortization expenses were RMB229.0 million (US$35.5 million) in the first half of 2021, representing a decrease of 3.7% from RMB237.8 million in the first half of 2020, mainly due to a decline in the number of self-operated stores in the first half of 2021 compared the same period last year.

•	Sales and marketing expenses were RMB460.4 million (US$71.3 million) in the first half of 2021, representing a decrease of 11.0% from RMB517.5 million in the first half of 2020. Sales and marketing expense decreased primarily because advertising expenses and free product promotion expenses decreased, as the Company adopted more cost-effective approaches, such as cultivation of private domain traffic pools since April 2020, and ceased its free product promotion activities in May 2020. Delivery expenses increased substantially in the first half of 2021 as the number of delivery orders increased compared to the same period last year.

•	General and administrative expenses were RMB559.8 million (US$86.7 million) in the first half of 2021, representing an increase of 12.3% from RMB498.6 million in the first half of 2020. The increase in general and administrative expenses was mainly driven by the increased share-based compensation following the adoption of the 2021 Equity Incentive Plan as announced on January 25, 2021.

•	Store preopening and other expenses were RMB2.7 million (US$0.4 million) in the first half of 2021, compared to RMB7.2 million in the first half of 2020, mainly due to decreased rental costs before opening as a result of optimized site selection and improved efficiency for new store openings.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB154.7 million (US$24.0 million) in the first half of 2021, representing a decrease of 15.6% from RMB183.2 million in the first half of 2020, which consist primarily of (i) legal fees under indemnification for security holders, underwriters of the Company’s initial public offering and follow-on offering, directors and officers; (ii) legal fees incurred to respond to a number of legal proceedings; (iii) professional fees related to the Internal Investigation; (iv) professional fees and expenses reimbursed for the JPLs and (v) other advisory service fees.

Operating loss was RMB411.5 million (US$63.7 million) in the first half of 2021, representing a decrease of 74.8% from a loss of RMB1,635.9 million in the first half of 2020. Non-GAAP operating loss was RMB284.1 million (US$44.0 million) in the first half of 2021, representing a decrease of 82.5% from a loss of RMB1,619.6 million in the first half of 2020. For more information on the Company’s non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss was RMB211.4 million (US$32.7 million) in the first half of 2021, representing a decrease of 86.4% from a loss of RMB1,555.2 million in the first half of 2020. Non-GAAP net loss was RMB84.0 million (US$13.0 million) in the first half of 2021, compared to a loss of RMB1,538.9 million in the first half of 2020.

Basic and diluted net loss per ADS was RMB0.80 (US$0.16) in the first half of 2021, compared to a loss of RMB6.16 in the first half of 2020.

Non-GAAP basic and diluted net loss per ADS was RMB0.32 (US$0.08) in the first half of 2021, compared to a loss of RMB6.08 in the first half of 2020.

Net cash generated from operating activities was RMB129.6 million (US$20.1 million) in the first half of 2021, compared to RMB1,972.8 million in net cash used in in the first half of 2020. The improvement was primarily driven by the Company’s improved business operations, realized store level profitability and enhanced ability to generate revenue.

Cash and cash equivalents and short-term investments were RMB5,083.0 million (US$787.3 million) as of June 30, 2021, compared to RMB5,056.0 million as of December 31, 2020. The increase was primarily driven by the improvement of operating cash flow.

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KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2020	2020	2020	2020	2021	2021
Total self-operated stores	4,511	4,267	3,952	3,929	3,939	4,018
Pick-up stores	4,257	4,085	3,798	3,791	3,801	3,883
Relax stores	142	141	142	134	134	132
Delivery kitchens	112	41	12	4	4	3
Total partnership stores	501	824	879	874	1,012	1,241

Cumulative number of transacting customers (in thousands)	45,347.5	54,501.9	59,353.4	64,915.6	69,095.8	75,593.4
Average monthly transacting customers (in thousands)	6,609.3	8,945.1	8,214.8	9,712.1	8,728.0	12,285.3

Average monthly total items sold in self-operated stores and unmanned coffee machines (in thousands)	18,136.4	27,011.7	27,604.1	31,632.2	26,783.0	37,041.1
Freshly brewed drinks	15,882.0	22,867.7	23,446.3	26,702.9	23,121.9	32,558.8
Other products	2,254.4	4,144.0	4,157.8	4,929.3	3,661.1	4,482.3

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, profit sharing and other services from retail partnership stores.

•	Same-store sales growth for self-operated stores . Defined as growth rate of total revenue from stores that has been in operation as at comparable period beginning and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.

•	Store level operating profit (loss) - self-operated stores. Calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for pre-opening stores from our self-operated store revenues.

•	Store level operating profit (loss) margin - self-operated stores. Calculated by dividing store level operating profit (loss) by total net revenues from self-operating stores.

•	Total number of stores. The number of stores opened as at period ending, excluding unmanned machines.

•	Cumulative number of transacting customers. The total number of transacting customers since our inception. This includes those of partnership stores and those only consumed with free-coupons.

•	Average monthly transacting customers. The total number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only consumed with free-coupons).

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•	Average monthly total items sold in self-operated stores and unmanned machines. Total number of items (including freshly brewed and non-freshly brewed items) sold in self-operating stores and unmanned machines divided by the number of months during the period.

•	Non-GAAP operating loss. Calculated by operating loss excluding share-based compensation expenses and impairment of long-lived assets.

•	Non-GAAP net loss. Calculated by net loss excluding share-based compensation expenses and impairment of long-lived assets.

•	Non-GAAP net loss attributable to the Company’s ordinary shareholders. Calculated by adjusting net loss attributable to the Company's ordinary shareholders excluding share-based compensation expenses, impairment of long-lived assets.

•	Non-GAAP basic and diluted net loss per share. Calculated as non-GAAP net loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net loss per ADS. Calculated as non-GAAP net loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the company consider and use adjusted operating loss and adjusted net loss, each a non-GAAP financial measure, in reviewing and assessing the company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The company present these non-GAAP financial measures because they are used by the company’s management to evaluate operating performance and formulate business plans. The company believe that the non-GAAP financial measures help identify underlying trends in the company’s business, provide further information about the company’s results of operations, and enhance the overall understanding of the company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourage investors and others to review the company’s financial information in its entirety and not rely on a single financial measure.

The company define non-GAAP operating loss as operating loss excluding share-based compensation expenses and impairment loss of long-lived assets, non-GAAP net loss as net loss excluding share-based compensation expenses and impairment loss of long-lived assets, and non-GAAP net loss attributable to the company’s ordinary shareholders as net loss attributable to the company’s ordinary shareholders excluding share-based compensation expenses and impairment loss of long-lived assets.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

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EXCHANGE RATE INFORMATION

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Other than proceeds from the issuance of Series B-1 convertible redeemable preferred shares, IPO and the concurrent private placement stated, all translations from RMB to US$ were made at the rate of RMB 6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

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INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2021

(Amounts in thousands of RMB and US$, except for number of shares)

	As of,
	31-Dec-20	30-Jun-21 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,806,023	5,083,040	787,263
Restricted cash	110,000	35,500	5,498
Short-term investments	250,000	-	-
Accounts receivable	17,381	18,704	2,897
Receivables from online payment platforms	25,728	36,831	5,704
Inventories, net	275,568	423,665	65,618
Prepaid expenses and other current assets, net	935,497	962,349	149,049
Total current assets	6,420,197	6,560,089	1,016,029

Non-current assets:
Property and equipment, net	2,070,458	1,930,842	299,049
Restricted cash	23,022	22,730	3,520
Other non-current assets, net	170,002	134,368	20,811
Deferred tax assets	638,720	680,031	105,323
Total non-current assets	2,902,202	2,767,971	428,703
TOTAL ASSETS	9,322,399	9,328,060	1,444,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	209,695	448,741	69,501
Accrued expenses and other liabilities	703,117	951,588	147,382
Deferred revenues	88,174	79,312	12,284
Payable for equity litigants settlement	-	1,210,613	187,500
Convertible senior notes	-	2,970,036	460,000
Total current liabilities	1,000,986	5,660,290	876,667

Non-current liabilities:
Other non-current liabilities	197,091	-	-
Convertible senior notes	3,001,500	-	-
Payable for SEC settlement	1,174,500	1,162,188	180,000
Payable for equity litigants settlement	1,223,438	-	-
Total non-current liabilities	5,596,529	1,162,188	180,000
Total liabilities	6,597,515	6,822,478	1,056,667

Shareholders’ equity:
Class A Ordinary shares	20	20	3
Class B Ordinary shares	2	2	-
Additional paid-in capital	14,744,569	14,870,194	2,303,100
Accumulated deficits	(12,452,882)	(12,664,429)	(1,961,470)
Accumulated other comprehensive income	364,054	299,192	46,339
Statutory reserves	603	603	93
Total Company’s ordinary shareholders’ equity	2,656,366	2,505,582	388,065

Non-controlling interests	68,518	-	-
Total shareholders’ equity	2,724,884	2,505,582	388,065
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,322,399	9,328,060	1,444,732

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LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,448,158	2,741,304	424,574
Revenues from partnership stores	96,359	441,147	68,325
Total net revenues	1,544,517	3,182,451	492,899

Cost of materials	(843,142)	(1,299,653)	(201,291)
Store rental and other operating costs	(890,723)	(887,868)	(137,513)
Depreciation and amortization expenses	(237,804)	(228,973)	(35,463)
Sales and marketing expenses	(517,495)	(460,382)	(71,304)
General and administrative expenses	(498,626)	(559,781)	(86,699)
Store preopening and other expenses	(7,243)	(2,679)	(415)
Impairment loss of long-lived assets	(2,120)	-	-
Losses and expenses related to Fabricated Transactions and Restructuring	(183,219)	(154,660)	(23,954)
Total operating expenses	(3,180,372)	(3,593,996)	(556,639)
Operating loss	(1,635,855)	(411,545)	(63,740)

Interest income	68,455	55,565	8,606
Interest and financing expenses	(27,517)	(18,130)	(2,808)
Foreign exchange gain, net	32,088	109,056	16,891
Other income, net	8,387	12,950	2,006

Net loss before income taxes	(1,554,442)	(252,104)	(39,045)
Income tax (expense)/benefit	(730)	40,665	6,298
Net loss	(1,555,172)	(211,439)	(32,747)

Less: Net income attributable to non-controlling interests	471	108	17
Net loss attributable to the Company’s ordinary shareholders	(1,555,643)	(211,547)	(32,764)

Loss per ordinary share: - Basic and diluted	(0.77)	(0.10)	(0.02)
Loss per ADS (8 ordinary shares per ADS): - Basic and diluted	(6.16)	(0.80)	(0.16)
Weighted average shares outstanding used in calculating basic and diluted loss per share: - Basic and diluted	2,018,627,547	2,025,174,796	2,025,174,796

Net loss	(1,555,172)	(211,439)	(32,747)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	39,833	(64,862)	(10,046)
Total comprehensive loss	(1,515,339)	(276,301)	(42,793)
Less: Total comprehensive loss attributable to non-controlling interests	471	108	17
Total comprehensive loss attributable to ordinary shareholders	(1,515,810)	(276,409)	(42,810)

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LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Amounts in thousands of RMB and US$)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(1,972,801)	129,553	20,063
Net cash (used in)/generated from investing activities	(1,450,538)	86,538	13,403
Net cash generated from financing activities	4,028,530	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	151,984	(13,866)	(2,148)
Net increase in cash and cash equivalents and restricted cash	757,175	202,225	31,320
Cash and cash equivalents and restricted cash at beginning of period	4,981,429	4,939,045	764,961
Cash and cash equivalents and restricted cash at end of period	5,738,604	5,141,270	796,281

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LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP

MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
A. Non-GAAP operating loss
Operating loss	(1,635,855)	(411,545)	(63,740)
Adjusted for:
Share-based compensation expenses	14,128	127,476	19,743
Impairment loss of long-lived assets	2,120	-	-
Non-GAAP operating loss *	(1,619,607)	(284,069)	(43,997)

B. Non-GAAP net loss
Net loss	(1,555,172)	(211,439)	(32,747)
Adjusted for:
Share-based compensation expenses	14,128	127,476	19,743
Impairment loss of long-lived assets	2,120	-	-
Non-GAAP net loss *	(1,538,924)	(83,963)	(13,004)

C. Non-GAAP net loss per share — basic and diluted
Net loss attributable to the Company’s ordinary shareholders	(1,555,172)	(211,439)	(32,747)
Add:
Share-based compensation expenses	14,128	127,476	19,743
Impairment loss of long-lived assets	2,120	-	-
Non-GAAP net loss attributable to the Company’s ordinary shareholders *	(1,538,924)	(83,963)	(13,004)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted	2,018,627,547	2,025,174,796	2,025,174,796
Non-GAAP net loss per share — Basic and diluted	(0.76)	(0.04)	(0.01)

Non-GAAP net loss per ADS — Basic and diluted	(6.08)	(0.32)	(0.08)

* Differences in the definition of Non-GAAP indicators between this earnings announcement and 2020 Form 20-F are contributable to the items that occurred beyond the reporting periods of this earnings announcement, including accretion to redemption value of convertible redeemable preferred shares, change in the fair value of warrant liability, provision for SEC settlement, provision for equity litigants settlement and impairment of trust investments.

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